ICI MUTUAL INSURANCE COMPANY

                           P.O. Box 730
                  Burlington, Vermont 05402-0730

                  INVESTMENT COMPANY BLANKET BOND




                   ICI MUTUAL INSURANCE COMPANY
                           P.O. Box 730
                  Burlington, Vermont 05402-0730

                           DECLARATIONS

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ITEM 1.    Name of Insured (the "Insured")      Bond Number
           FRANKLIN RESOURCES, INC.             87170107B

           Principal Address:  One Franklin Parkway
                               San Mateo, CA 94403-1906

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ITEM 2.  Bond Period:  from 12:01 a.m. on JUNE 30, 2007, to 12:01
         a.m. on JUNE 30, 2008, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
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ITEM 3.  Limit of Liability--
         Subject to Sections 9, 10 and 12 hereof:
                                                       LIMIT OF   DEDUCTIBLE
                                                      LIABILITY     AMOUNT

     Insuring Agreement A-   FIDELITY                 $220,000,000 $250,000

     Insuring Agreement B-   AUDIT EXPENSE                 $50,000  $10,000

     Insuring Agreement C-   ON PREMISES              $220,000,000 $250,000

     Insuring Agreement D-   IN TRANSIT               $220,000,000 $250,000

     Insuring Agreement E-   FORGERY OR
                             ALTERATION               $220,000,000 $250,000

     Insuring Agreement F-   SECURITIES               $220,000,000 $250,000

     Insuring Agreement G-   COUNTERFEIT CURRENCY     $220,000,000 $250,000

     Insuring Agreement H-   UNCOLLECTIBLE ITEMS OF
                             DEPOSIT                       $25,000   $5,000
     Insuring Agreement I-   PHONE/ELECTRONIC
                             TRANSACTIONS             $220,000,000 $250,000

   If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

     Insuring Agreement J-   COMPUTER SECURITY        $220,000,000 $250,000

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ITEM 4.  Offices or Premises  Covered--All the Insured's  offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
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ITEM 5.  The  liability  of ICI  Mutual  Insurance  Company  (the
      "Underwriter") is subject to the terms of the following Riders attached hereto:

      Riders:
      1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-
      24-25-26

      and of all Riders  applicable  to this Bond issued during the
      Bond Period.
===========================================================================

                                                By:    /S/ CATHERINE DALTON
                                                     Authorized
                                                     Representative





                  INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the
Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.


                        INSURING AGREEMENTS

A. FIDELITY

   Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

   Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

   Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

   Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

   Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or
   requests  or  applications   purport  to  have  been  signed  or
   endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

   This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

   Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or
   (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

   Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

   This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

   (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

   (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

   PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

   This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

   Loss  caused  by  a  Phone/Electronic  Transaction,   where  the
   request for such Phone/Electronic Transaction:

   (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

   (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

   (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

   PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

   EXCLUDING loss resulting from:

   (1)  the failure to pay for shares attempted to be purchased; or

   (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

   (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

   (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

   (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

   (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

   (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

   This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".




                        GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

   1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

   2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

   No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

   The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

   1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

   2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

   The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

   If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

      THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
        AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
              PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

   A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

   B. "APPLICATION"  means  the  Insured's  application  (and  any
      attachments    and   materials    submitted   in   connection
      therewith) furnished to the Underwriter for this Bond.

   C. "COMPUTER   SYSTEM"  means  (1)   computers   with  related
      peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

   D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

   E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

   F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

   G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.    "EMPLOYEE" means:

       (1) each officer, director, trustee, partner or employee of the Insured, and

       (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

       (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

       (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

       (5)  each officer, director, trustee, partner or employee of

            (a)  an investment adviser,

            (b)  an underwriter (distributor),

            (c)  a transfer agent or shareholder accounting recordkeeper, or

            (d) an administrator authorized by written agreement to keep financial and/or other required records,

            for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

       (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

       (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

       (8)  each officer, partner or employee of
            (a) any Depository or Exchange,
            (b) any nominee in whose name is registered any Security
                included in the systems for the central handling of securities established and maintained by any Depository, and
            (c) any recognized service company which provides clerks
                or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

       (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

   Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

   Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

   J. "EXCHANGE"   means   any   national   securities   exchange
      registered under the Securities Exchange Act of 1934.

   K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically  reproduced  facsimile  signatures  as  well  as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

   L. "ITEMS OF DEPOSIT" means one or more checks or drafts.

   M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

   N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

   O. "MYSTERIOUS   DISAPPEARANCE"   means  any   disappearance  of
      Property which, after a reasonable investigation has been conducted, cannot be explained.

   P. "NON-FUND"   means   any    corporation,    business   trust,
      partnership,   trust  or  other   entity   which  is  not  an
      Investment Company.

   Q. "PHONE/ELECTRONIC   TRANSACTION  SECURITY  PROCEDURES"  means
      security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

   R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders,
      (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

   S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

   T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

   U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

   V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

   W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated
      (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

   X. "SINGLE LOSS" means:
      (1) all loss resulting from any one actual or attempted Theft committed by one person, or
      (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
      (3) all  loss  caused  by  Dishonest  or   Fraudulent   Acts
          committed by one person, or
      (4) all expenses incurred with respect to any one audit or examination, or
      (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections
     (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

     All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

   Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

   Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

   A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

   B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

   C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

   D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

   E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

   F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

   G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

   H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

   I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat
      (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or
      (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

   J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

   K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

   L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

   M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

    N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

   O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

   P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

   Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

   Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

   Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

   This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

   The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

   The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60)
   days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

   Notice  hereunder  shall  be  given  to  Manager,   Professional
   Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5.  DISCOVERY

   For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured
   (1)  becomes aware of facts, or
   (2)  receives  notice of an actual or potential  claim by a third
        party  which   alleges  that  the  Insured  is  liable  under
        circumstances,
   which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

   For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

  (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

  (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses
      (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

  (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

   The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

   If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

   If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION  AND  NON-ACCUMULATION  OF  LIABILITY  AND
           TOTAL LIABILITY

   Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION  10.  MAXIMUM  LIABILITY  OF  UNDERWRITER;  OTHER  BONDS OR
POLICIES

   The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

   Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

   The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

   No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

   The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

   The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

   This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

   Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

   Upon  the   detection  by  any  Insured  that  an  Employee  has
   committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

   For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

   This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

   At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

   Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

   The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

   The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

   For  determining  the Insured's  share of such excess loss,  (1)
   the  Insured  shall  be  deemed  to  have  an  interest  in  any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's
   Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

   This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

   A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

   B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with
      (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

   C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

   D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

   E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

   F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

   Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

   A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

   B. the  total   number  of  voting   securities   owned  by  the
      transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

   C. the total number of outstanding voting securities.

   As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

   This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 1


-------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD     AUTHORIZED REPRESENTATIVE

JUNE 30, 2007          JUNE 30, 2007
                      TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations: (1) any subsidiary wholly owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is considered active, inactive, or dissolved, PROVIDED, IN EACH CASE, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term "Investment Company," as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring Agreement A, "Fidelity," with respect to $185 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: any real estate investment trust, property management subsidiary, or banking subsidiary (including, without limitation, Franklin Templeton Bank & Trust, F.S.B., Franklin Bank and Franklin Capital Corporation).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 2


-------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                            87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007       JUNE 30, 2007 TO
                     JUNE 30, 2008           /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is NOT an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund's general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                      ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 3


-------------------------------------------------------------------
INSURED                                                BOND NUMBER

FRANKLIN RESOURCES, INC.                                87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007          JUNE 30, 2007
                      TO JUNE 30, 2008       /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

     (a) the provision of Investment Advisory Services by an Insured to any In-House Plan; or

     (b) the provision of Administrative Services by an Insured to any In-House Plan;

     (c) the provision of Investment Advisory Services by an Insured ("Adviser") to any Third Party Plan that is a client of the Adviser; or

     (d) the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, UNLESS, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)   custodial   services  for  the  safekeeping  and  custody  of
      securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

(4) in the case of an Insured acting or purporting to act as a trustee or "directed trustee" for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended ("ERISA")) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys' fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

(3) "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)   "Interested  Trustee" means any trustee of a Plan who is also
      (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5) "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but NOT including furnishing ONLY statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause
      (a) above.

(6)   "Plan"  means  any  retirement  or  employee   benefit  plan,
      including any trust relating thereto.

(7) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto

(8) "Third Party Plan" means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 4

-------------------------------------------------------------------
INSURED                                         BOND NUMBER

FRANKLIN RESOURCES, INC.                        87170107B
-------------------------------------------------------------------
EFFECTIVE DATE         BOND PERIOD       AUTHORIZED REPRESENTATIVE

JUNE 30, 2007         JUNE 30, 2007
                     TO JUNE 30, 2008         /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or
(2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 5


-------------------------------------------------------------------
INSURED                                            BOND NUMBER

FRANKLIN RESOURCES, INC.                            87170107B
-------------------------------------------------------------------
EFFECTIVE DATE              BOND PERIOD    AUTHORIZED REPRESENTATIVE

JUNE 30, 2007             JUNE 30, 2007
                        TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; PROVIDED, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security
Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

   1. DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

      a."Authorized  User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

      b."Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

       (1) is  committed  by  any  Unauthorized   Third  Party
           anywhere, alone or in collusion with other Unauthorized Third Parties; AND

       (2) is committed  with the  conscious  manifest  intent
           (a) to cause the Insured to sustain a loss, AND (b) to obtain financial benefit for the perpetrator or any other person; AND

       (3) causes (x) Property to be transferred, paid or delivered; OR (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; OR
           (z) an unauthorized or fictitious account to be debited or credited.

      c."Computer   Security   Procedures"   means  procedures  for
        prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

      d."Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

      e."Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

      f."User Identification" means any unique user name (I.E., a series of characters) that is assigned to a person or entity by the Insured.

   2. EXCLUSIONS. It is further understood and agreed that this Insuring Agreement J shall not cover:

      a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; AND

      b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); AND

      c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; AND

      d. Any loss resulting from a Computer Fraud committed by or in collusion with:

        (1) any Authorized User (whether a natural person or an entity); OR

        (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; OR

        (3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

        AND

      e.Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      f.Any loss resulting  from Computer Fraud  committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      g.Any loss not  directly and  proximately  caused by Computer
        Fraud  (including,   without   limitation,   disruption  of
        business and extra expense); AND

      h.Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

      (a) by  written  notice  from the  Underwriter  not less  than
          sixty   (60)  days   prior  to  the   effective   date  of
          termination specified in such notice; or

      (b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 6


-------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE           BOND PERIOD   AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                       TO JUNE 30, 2008     /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at
Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee
(a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; PROVIDED, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is NOT (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or
(2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the National Association of Securities Dealers, Inc., and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 7


-------------------------------------------------------------------
INSURED                                         BOND NUMBER

FRANKLIN RESOURCES, INC.                         87170107B
-------------------------------------------------------------------
EFFECTIVE DATE         BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007         JUNE 30, 2007
                    TO JUNE 30, 2008        /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

   (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

   (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the
       Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

   (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

   (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 8


---------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                          87170107B
---------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD          AUTHORIZED REPRESENTATIVE

JUNE 30, 2007        JUNE 30, 2007
                    TO JUNE 30, 2008             /S/ CATHERINE DALTON
=======================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                            RIDER NO. 9


-------------------------------------------------------------------
INSURED                                            BOND NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD     AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                        TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

     o  by wireless  device  transmissions  over the Internet
        (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

It is further understood and agreed that, for the purposes of this Rider, a transmission of a Phone/Electronic Transaction request over the Internet shall not be deemed to be a "wireless device transmission" solely by virtue of an individual retail shareholder's use of a personal wireless device (e.g., a PDA, Blackberry, cell phone, or wireless access point on such shareholder's home network) to effect transmission of such request to the shareholder's Internet service provider.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.














                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 10


-------------------------------------------------------------------
INSURED                                        BOND NUMBER

FRANKLIN RESOURCES, INC.                        87170107B
-------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD    AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                       TO JUNE 30, 2008        /S/ CATHERINE DALTON
===================================================================

                          NASD BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Templeton Franklin Investment Services, Inc. ONLY, this Bond is amended as follows:

1. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),
   Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For   purposes   of  Insuring   Agreement  C  ("On   Premises"),
   "Mysterious   Disappearances"   shall  be  deemed   to   include
   "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

                                          Deductible
                                            Amount
   Insuring Agreement A - Fidelity          $5,000
   Insuring Agreement B - Audit Expense     $5,000
   Insuring Agreement C - On Premises       $5,000
   Insuring Agreement D - In Transit        $5,000
   Insuring Agreement E - Forgery  or
   Alteration                               $5,000
   Insuring Agreement F - Securities        $5,000
   Insuring Agreement G - Counterfeit
   Currency                                 $5,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the National Association of Securities Dealers, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 11


-------------------------------------------------------------------
INSURED                                              BOND NUMBER

FRANKLIN RESOURCES, INC.                             87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007          JUNE 30, 2007
                     TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

                          NASD BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin
Templeton  Distributors,   Inc.  ONLY,  this  Bond  is  amended  as
follows:

2. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),
   Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For purposes of Insuring Agreement C ("On   Premises"),
   "Mysterious   Disappearances" shall be deemed to include
   "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

                                            Deductible
                                              Amount
   Insuring Agreement A - Fidelity          $100,000
   Insuring Agreement B - Audit Expense     $100,000
   Insuring Agreement C - On Premises       $100,000
   Insuring Agreement D - In Transit        $100,000
   Insuring Agreement E - Forgery  or
   Alteration                               $100,000
   Insuring Agreement F - Securities        $100,000
   Insuring Agreement G - Counterfeit
   Currency                                 $100,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the National Association of Securities Dealers, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 12


-------------------------------------------------------------------
INSURED                                              BOND NUMBER

FRANKLIN RESOURCES, INC.                              87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                       TO JUNE 30, 2008       /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of "Employee" in
Section 1.I(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, PROVIDED that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a "Successful Background Check" shall mean a background check (including contact with the individual's previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 13


-------------------------------------------------------------------
INSURED                                        BOND NUMBER

FRANKLIN RESOURCES, INC.                        87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007           JUNE 30, 2007
                      TO JUNE 30, 2008        /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 14


-------------------------------------------------------------------
INSURED                                             BOND NUMBER

FRANKLIN RESOURCES, INC.                             87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007        JUNE 30, 2007
                    TO JUNE 30, 2008          /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

   "For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 15


-------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD
AUTHORIZED REPRESENTATIVE

JUNE 30, 2007               JUNE 30, 2007
                          TO JUNE 30, 2008   /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

"H. Loss in the form of (1)  damages  of any type for  which  the
    Insured is legally liable, except direct compensatory damages or punitive damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 16


-------------------------------------------------------------------
INSURED                                       BOND NUMBER

FRANKLIN RESOURCES, INC.                       87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                       TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. This Bond shall not be subject to cancellation except after notice in writing shall have been not less than thirty (30) days prior to the effective date thereof by certified mail, return receipt requested, addressed to the City Attorney at:

                           City Attorney
                        City of Los Angeles
               c/o City Employees' Retirement System
                 360 East Second Street, 8th Floor
                    Los Angeles, CA 90012-4207

2. This Company agrees to waive all rights of subrogation against the City of Los Angeles, its departments, officers, agents, and employees.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.







                                                   RM49.0-01 (4/03)


                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 17


-------------------------------------------------------------------
INSURED                                         BOND NUMBER

FRANKLIN RESOURCES, INC.                         87170107B
-------------------------------------------------------------------
EFFECTIVE DATE         BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007           JUNE 30, 2007
                       TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

                          NASD BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin Templeton Financial Services Corp. ONLY, this Bond is amended as follows:

1. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),
   Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For   purposes   of  Insuring   Agreement  C  ("On   Premises"),
   "Mysterious   Disappearances"   shall  be  deemed   to   include
   "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the National Association of Securities Dealers, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

                                            Limit of   Deductible
                                            Liability    Amount
   Insuring Agreement A - Fidelity          $150,000   $5,000
   Insuring Agreement B - Audit Expense     $  25,000  $5,000
   Insuring Agreement C - On Premises       $150,000   $5,000
   Insuring Agreement D - In Transit        $150,000   $5,000
   Insuring Agreement E - Forgery  or
   Alteration                               $150,000   $5,000
   Insuring Agreement F - Securities        $150,000   $5,000
   Insuring Agreement G - Counterfeit
   Currency                                 $150,000   $5,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.






                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 18


-------------------------------------------------------------------
INSURED                                       BOND NUMBER

FRANKLIN RESOURCES, INC.                       87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD    AUTHORIZED REPRESENTATIVE

JUNE 30, 2007           JUNE 30, 2007
                      TO JUNE 30, 2008       /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in Item 1 of the Declarations.

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1. INSURING AGREEMENT A, FIDELITY: With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act or Theft required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2. INSURING AGREEMENT D, IN TRANSIT: Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a "Security Company" for purposes of Insuring Agreement D, In Transit, PROVIDED that such employees have passed the same background check and security clearance as is customarily required by the FTCI Insured of its own employees.

3.    INSURING   AGREEMENT   I,   PHONE/ELECTRONIC    TRANSACTIONS:
      "Phone/Electronic Transaction" shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4. DEFINITIONS, SECTION 1.S: With respect to the FTCI Insureds, notwithstanding anything to the contrary in the definition of "Property" set forth in Section 1.S of the Bond, "Property" as defined in Section 1.S shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5. SECTION 2. EXCLUSIONS: With respect to FTCI Insureds, the following additional exclusions are added to Section 2,
      Exclusions:

     (1) Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

     (2) Loss of Property contained in customers' safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

     (3) (a)Loss through cashing or paying Forged or Altered travelers' checks or travelers' checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers' checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

     (4) Loss in the form of a shortage in any teller's cash due to error, regardless of the amount of such shortage (and any shortage in any teller's cash which is not in excess of the normal shortage in the tellers' cash in the office where such shortage shall occur shall be presumed to be due to error);

     (5) Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

          (i) as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

          (ii) as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

          (iii) as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

          (iv) as a result of failure of such automated mechanical devices to function properly; or

          (v)  through  misplacement or mysterious  unexplainable  disappearance
               while  such  Property  is  located   within  any  such  automated
               mechanical devices, or

          (vi) to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in
               (b) above, or

          (vii) as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

     (6) Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

     (7) Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

     (8) Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1. "Client" means any corporation, partnership, proprietor, trust or individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds through requests made by voice over the telephone or by Telefacsimile System.

2. "FTCI Insureds" shall mean Fiduciary Trust Company International ("FTCI"), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3. "Loans" shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4. "Trading" means trading or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 19


-------------------------------------------------------------------
INSURED                                     BOND NUMBER

FRANKLIN RESOURCES, INC.                    87170107B
-------------------------------------------------------------------
EFFECTIVE DATE           BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007           JUNE 30, 2007
                       TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to "not less than sixty (60) days" shall be modified to read "not less than ninety (90) days."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 20


-------------------------------------------------------------------
INSURED                                     BOND NUMBER

FRANKLIN RESOURCES, INC.                    87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD     AUTHORIZED REPRESENTATIVE

JUNE 30, 2007          JUNE 30, 2007
                      TO JUNE 30, 2008        /S/ CATHERINE DALTON
===================================================================

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.




                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 21


-------------------------------------------------------------------
INSURED                                    BOND NUMBER

FRANKLIN RESOURCES, INC.                   87170107B
-------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007         JUNE 30, 2007
                    TO JUNE 30, 2008          /S/ CATHERINE DALTON
===================================================================

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).





                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 22


-------------------------------------------------------------------
INSURED                                      BOND NUMBER

FRANKLIN RESOURCES, INC.                      87170107B
-------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD  AUTHORIZED REPRESENTATIVE

JUNE 30, 2007            JUNE 30, 2007
                       TO JUNE 30, 2008      /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond it hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1, no Hedge Fund shall be deemed to be, or otherwise included as, an Insured for purposes of Item 1 of the Declarations or otherwise under this Bond.

It is further understood and agreed that for purposes of this rider, a Hedge Fund shall mean an investment company that is not registered under the Investment Company Act of 1940 ("1940 Act") that may use various high-risk strategies generally unavailable to investment companies registered under the 1940 Act, such as unlimited short positions, significant leverage, and concentrated positions in securities of issuers.

For purposes of this rider the following shall not be considered to be Hedge Funds:

      Templeton Global Long-Short Fund PLC
      Mutual Recovery Fund, LTD
      Templeton Global Long-Short Fund LTD

At any time during the Bond period the Insured may submit to the Underwriter underwriting information for any newly created Hedge
Fund.    Within 30 days of receipt of all underwriting
information, the Underwriter will notify the Insured whether or not the newly created Hedge Fund will be exempt from the above exclusion.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 23


-------------------------------------------------------------------
INSURED                                           BOND  NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE         BOND PERIOD        AUTHORIZED REPRESENTATIVE

JUNE 30, 2007        JUNE 30, 2007
                    TO JUNE 30, 2008        /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following:

      Templeton Capital Advisors, Ltd.
      Franklin Templeton Sealand Fund Management Company

It is further understood and agreed that with respect to any and all Losses involving Templeton Capital Advisors, Ltd. and/or Franklin Templeton Sealand Fund Management Company, the Aggregate Limit of Liability for the Bond Period shall be Twenty Million Dollars ($20,000,000).

It is further understood and agreed that, in the event a Loss occurs with respect to Templeton Capital Advisors, Ltd. or Franklin Templeton Sealand Fund Management Company, the Insurer shall pay the proportionate amount of the Loss equal to Franklin Resources, Inc.'s share of ownership in the same.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.




                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 24


-------------------------------------------------------------------
INSURED                                       BOND NUMBER

FRANKLIN RESOURCES, INC.                       87170107B
-------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD     AUTHORIZED REPRESENTATIVE

JUNE 30, 2007           JUNE 30, 2007
                      TO JUNE 30, 2008       /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania State Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.




                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 25


-------------------------------------------------------------------
INSURED                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                           87170107B
-------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD
AUTHORIZED REPRESENTATIVE

JUNE 30, 2007               JUNE 30, 2007
                          TO JUNE 30, 2008    /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

     1. In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.








                   ICI MUTUAL INSURANCE COMPANY

                  INVESTMENT COMPANY BLANKET BOND

                           RIDER NO. 26


-------------------------------------------------------------------
INSURED                                     BOND NUMBER

FRANKLIN RESOURCES, INC.                     87170107B
-------------------------------------------------------------------
EFFECTIVE DATE           BOND PERIOD      AUTHORIZED REPRESENTATIVE

JUNE 30, 2007          JUNE 30, 2007
                      TO JUNE 30, 2008     /S/ CATHERINE DALTON
===================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations: (1) any subsidiary wholly owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is considered active, inactive, or dissolved, PROVIDED, IN EACH CASE, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term "Investment Company," as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring Agreement A, "Fidelity," with respect to $190 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: any real estate investment trust, property management subsidiary, or banking subsidiary (including, without limitation, Franklin Templeton Bank & Trust, F.S.B., Franklin Bank and Franklin Capital Corporation).

It is further understood and agreed that Rider No. 1 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 26, effective as of 12:01 a.m. on September 30, 2007, Standard Time at the Address of the Company as stated in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.







          Amended and Restated Allocation Agreement

This Amended and Restated Allocation Agreement ("Agreement") is made as of the 26th day of December, 2007, by and among the funds listed on Schedule A of this Agreement (hereafter collectively referred to as the "Funds") and the non-funds listed on Schedule B of this Agreement (hereafter collectively referred to as the "Non-Funds"). The Funds and Non-Funds are hereafter collectively referred to as the "Insured."

THIS   AGREEMENT   is  entered   into   under  the   following
circumstances:

      A. Section 17(g) of the Investment Company Act of 1940 (the "Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-1");


      B. The Funds and the Non-Funds are named as joint insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the "Fidelity Bonds");


      C. A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and


      D.   The   Insureds   now   desire  to  enter  into  the
agreement required by Rule 17g-1(f) to establish the manner in which payment of premiums and recovery on said Fidelity
Bonds, if any, shall be shared.


NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

      1.   Payment of Premiums:

      The premium shall be allocated between the Insured in accordance with the requirements of 17g-1(e). The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows: Each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

      2.   Allocation of Recoveries:

           (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.


           (b)  If  the  recovery  is   inadequate   fully  to
                indemnify each such party sustaining a loss, the recovery shall be allocated among such parties in the following order:


                (i) Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actualloss or an amount in the proportion that each such Insured's last payment of premium bears to the sum of the last such premium payments of all such Insureds, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)
                     (1) (the "Single Insured Minimum") (determined as of the time of the loss), then first from the share allocated to the non-Funds, sufficient monies shall be re-allocated to the Funds to bring the share of each Fund up to the Single Insured Minimum (determined as of the time of the loss).

                     The basis of each  reallocation from each
                     of the  non-Funds  sustaining  a loss  to
                     Funds  sustaining  a  loss  shall  be the
                     proportion   that  each  such  non-Fund's
                     last payment of premium bears to the sum of the last such premium payments of all such non-Funds.

                     To  the  extent  this  reallocation  from
                     non-Funds to Funds is still  insufficient
                     to  bring   the   share   of  each   Fund
                     sustaining   a  loss  up  to  the  Single
                     Insured  Minimum  (determined  as of  the
                     time of the loss), then second,  from the
                     share  allocated  to Funds  sustaining  a
                     loss whose allocation  exceeds the Single
                     Insured  Minimum  amount  for  the  Fund,
                     sufficient  monies  will be  reallocated,
                     to the  extent  possible,  to  the  other
                     Funds  sustaining  a loss  to  bring  the
                     share of each Fund  sustaining  a loss up
                     to    the    Single    Insured    Minimum
                     (determined as of the time of loss).

                     The  basis  of  such   reallocation  from
                     Funds  sustaining  a loss to other  Funds
                     sustaining    a   loss   shall   be   the
                     proportion that each such Fund's last payment of premium bears to the last such premium payments of all such Funds.

                (ii) The  remaining  portion  of the  proceeds
                     shall   be   allocated   to  each   party
                     sustaining  a loss not fully  covered  by
                     the allocation under  subparagraph (i) in
                     the  proportion  that each  such  party's
                     last payment of premium  bears to the sum
                     of the last such  premium  payment of all
                     such parties.  If such  allocation  would
                     result  in any  party  sustaining  a loss
                     receiving  a portion of the  recovery  in
                     excess of the loss actually  sustained by
                     such party,  the aggregate of each excess
                     portions  shall be  allocated  among  the
                     other  parties  whose losses would not be
                     fully  indemnified in the same portion of
                     each  such   party's   last   payment  of
                     premium  bears  to the  sum  of the  last
                     such  premium  payments  of  all  parties
                     entitled   to  receive  a  share  of  the
                     excess.  Any  allocation  in  excess of a
                     loss  actually   sustained  by  any  such
                     party shall be reallocated in the same manner.


      3.   Obligation to Maintain Minimum Coverage:

      Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds. Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made. In the event that the total amount of the minimum coverages thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums. Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the joint-insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

      4. The parties agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as joint Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A and/or Schedule B, as applicable, to this Agreement that reflects the addition of such newly created Fund(s) or non-Fund(s); provided that such revised Schedule A and/or Schedule B is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective. The newly created Fund(s) or non-Fund(s) that are added as joint Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required. Each of such newly created Fund(s) or non-Fund(s) that are added as joint Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

      5. This Agreement shall apply to the present fidelity bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days' notice to the other parties hereto in writing. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

      6.   The parties  hereby agree that the proper  officers
      of  the  Insured   are   authorized   to  execute   this
      Agreement, and any amendments thereto, on behalf of the parties to this Agreement.

      7.   This  Agreement  may be  executed  in  two or  more
      counterparts,   all  of  which  taken   together   shall
      constitute one and the same instrument.


      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Franklin California Tax-Free Income Fund
Franklin California Tax-Free Trust
Franklin Capital Growth Fund
Franklin Custodian Funds, Inc.
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Managed Trust
Franklin Money Fund
Franklin Municipal Securities Trust
Franklin Mutual Recovery Fund
Franklin Mutual Series Fund, Inc.
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Tax-Exempt Money Fund
Franklin Templeton Fund Allocator Series
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Templeton Limited Duration Income Trust
Franklin Templeton Money Fund Trust
Franklin Templeton Variable Insurance Products Trust
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton Growth Fund, Inc.
Templeton Funds, Inc.
Templeton Global Smaller Companies Fund
Templeton Income Trust
Templeton Developing Markets Trust
Templeton Global Opportunities Trust
Templeton Institutional Funds, Inc.
Templeton Global Investment Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Global Income Fund
Templeton Emerging Markets Income Fund
Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.


By /s/ Craig S. Tyle
Name:  Craig S. Tyle



                          SCHEDULE A


------------------------------------------------------
FUNDS

------------------------------------------------------

------------------------------------------------------
Franklin California Tax-Free Income Fund
------------------------------------------------------
Franklin California Tax-Free Trust
------------------------------------------------------
Franklin Capital Growth Fund
------------------------------------------------------
Franklin Custodian Funds, Inc.
------------------------------------------------------
Franklin Federal Tax-Free Income Fund
------------------------------------------------------
Franklin Floating Rate Master Trust
------------------------------------------------------
Franklin Global Trust
------------------------------------------------------
Franklin Gold and Precious Metals Fund
------------------------------------------------------
Franklin High Income Trust
------------------------------------------------------
Franklin Investors Securities Trust
------------------------------------------------------
Franklin Managed Trust
------------------------------------------------------
Franklin Money Fund
------------------------------------------------------
Franklin Municipal Securities Trust
------------------------------------------------------
Franklin Mutual Recovery Fund
------------------------------------------------------
Franklin Mutual Series Fund, Inc.
------------------------------------------------------
Franklin New York Tax-Free Income Fund
------------------------------------------------------
Franklin New York Tax-Free Trust
------------------------------------------------------
Franklin Real Estate Securities Trust
------------------------------------------------------
Franklin Strategic Mortgage Portfolio
------------------------------------------------------
Franklin Strategic Series
------------------------------------------------------
Franklin Tax-Free Trust
------------------------------------------------------
Franklin Tax-Exempt Money Fund
------------------------------------------------------
Franklin Templeton Fund Allocator Series
------------------------------------------------------
Franklin Templeton Global Trust
------------------------------------------------------
Franklin Templeton International Trust
------------------------------------------------------
Franklin Templeton Limited Duration Income Trust
------------------------------------------------------
Franklin Templeton Money Fund Trust
------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
------------------------------------------------------
Franklin Universal Trust
------------------------------------------------------
Franklin Value Investors Trust
------------------------------------------------------
Institutional Fiduciary Trust
------------------------------------------------------
The Money Market Portfolios
------------------------------------------------------
Templeton Growth Fund, Inc.
------------------------------------------------------
Templeton Funds, Inc.
------------------------------------------------------
Templeton Global Smaller Companies Fund
------------------------------------------------------
Templeton Income Trust
------------------------------------------------------
Templeton Developing Markets Trust
------------------------------------------------------
Templeton Global Opportunities Trust
------------------------------------------------------
Templeton Institutional Funds, Inc.
------------------------------------------------------
Templeton Global Investment Trust
------------------------------------------------------
Templeton China World Fund
------------------------------------------------------
Templeton Emerging Markets Fund
------------------------------------------------------
Templeton Global Income Fund
------------------------------------------------------
Templeton Emerging Markets Income Fund
------------------------------------------------------
Templeton Dragon Fund, Inc.
------------------------------------------------------
Templeton Russia and East European Fund, Inc.
------------------------------------------------------

Revision Dated As of  December 26, 2007

Accepted and Agreed To on Behalf of the Foregoing Investment
Companies,

By__________________________
Name:  Craig S. Tyle

                          SCHEDULE B

                          NON-FUNDS


Franklin Resources, Inc. and its subsidiaries







                                   FRANKLIN TEMPLETON GROUP OF FUNDS IN THE USA
                                           Fidelity Bond Limit Schedule
                                                 June 30, 2007


                                                                                                                     MINIMUM
                                                                                                                 BOND AMOUNT
                                                                                                                    REQ'D BY
                                                                                               TOTAL NAV AS OF    RULE 17G-1
ADVISOR                             #   FUND TIS   NAME OF INSURED                               JUNE 30, 2007  (PER SERIES)
-------                             -   ----       ---------------                               -------------  ------------
                                                                                                $
Franklin Advisors, Inc.              1   21 4021  Franklin Floating Rate Master Series         1,096,911,580       1,250,000
                                                                                                $
Franklin Advisors, Inc.              2  132 4301  Franklin Gold & Precious Metals Fund         1,348,968,869       1,250,000
                                                                                                $
Franklin Advisors, Inc.              3  134 4303  Franklin Capital Growth Fund                 1,534,765,821       1,500,000

                                                  FRANKLIN HIGH INCOME TRUST (1)

Franklin Advisors, Inc.              4  105 4305  AGE High Income Fund                         2,794,843,237       1,900,000

Franklin Investment Advisory
Services                             5  106 4306  Franklin Growth Fund                         2,943,704,875       1,900,000

Franklin Advisors, Inc.              6  107 4307  Franklin Utilities Fund                      2,871,956,735       1,900,000

Franklin Advisors, Inc.              7  108 4308  Franklin DynaTech Fund                         590,117,264         900,000

Franklin Advisors, Inc.              8  109 4309  Franklin Income Fund                        60,939,860,444       2,500,000

Franklin Advisors, Inc.              9  110 4110  Franklin US Government                       6,250,240,816       2,500,000

                                                  Franklin California Tax-Free Income Fund,
Franklin Advisors, Inc.             10  112 4312  Inc                                         13,999,207,422       2,500,000

Franklin Advisors, Inc.             11  115 4315  Franklin New York Tax-Free Income Fund       4,901,122,341       2,500,000

Franklin Advisors, Inc.             12  116 4316  Franklin Federal Tax-Free Income Fund        7,423,084,249       2,500,000

                                                  FRANKLIN TAX-FREE TRUST (25)

                                                  Franklin Massachusetts Insured Tax-Free
Franklin Advisors, Inc.             13  118 4318  Income Fund                                    525,454,244         900,000
                                                  Franklin Michigan Insured Tax-Free Income
Franklin Advisors, Inc.             14  119 4319  Fund                                         1,441,992,633       1,250,000
                                                  Franklin Minnesota Insured Tax-Free Income
Franklin Advisors, Inc.             15  120 4320  Fund                                           604,394,803         900,000

Franklin Advisors, Inc.             16  121 4321  Franklin Insured Tax-Free Income Fund        2,148,743,568       1,700,000

Franklin Advisors, Inc.             17  122 4322  Franklin Ohio Insured Tax-Free Income Fund   1,184,606,490       1,250,000

Franklin Advisors, Inc.             18  123 4323  Franklin Double Tax-Free Income Fund           525,019,951         900,000

Franklin Advisors, Inc.             19  126 4726  Franklin Arizona Tax-Free Income Fund        1,028,506,878       1,250,000

Franklin Advisors, Inc.             20  127 4327  Franklin Colorado Tax-Free Income Fund         485,612,280         750,000

Franklin Advisors, Inc.             21  128 4328  Franklin Georgia Tax-Free Income Fund          284,917,307         750,000

Franklin Advisors, Inc.             22  129 4329  Franklin Pennsylvaina Tax-Free Income Fund     893,740,192       1,000,000

Franklin Advisors, Inc.             23  130 4330  Franklin High Yield Tax-Free Income Fund     6,277,655,254       2,500,000
                                                  Franklin Federal Limited Term Tax-Free
Franklin Advisors, Inc.             24  154 4354  Income                                          21,962,201         250,000

Franklin Advisors, Inc.             25  160 4360  Franklin Missouri Tax-Free Income Fund         696,856,161         900,000

Franklin Advisors, Inc.             26  161 4361  Franklin Oregon Tax-Free Income Fund           791,230,145       1,000,000

Franklin Advisors, Inc.             27  163 4363  Franklin Virginia Tax-Free Income Fund         553,210,954         900,000

Franklin Advisors, Inc.             28  164 4364  Franklin Alabama Tax-Free Income Fund          275,144,342         750,000

Franklin Advisors, Inc.             29  165 4365  Franklin Florida Tax-Free Income Fund        1,593,647,886       1,500,000

Franklin Advisors, Inc.             30  166 4366  Franklin Connecticut Tax-Free Income Fund      363,425,181         750,000

Franklin Advisors, Inc.             31  168 4368  Franklin Louisiana Tax-Free Income Fund        264,267,009         750,000

Franklin Advisors, Inc.             32  169 4369  Franklin Maryland Tax-Free Income Fund         500,564,824         900,000

Franklin Advisors, Inc.             33  170 4370  Franklin North Carolina Tax-Free Income Fund   779,159,794       1,000,000

Franklin Advisors, Inc.             34  171 4371  Franklin New Jersey Tax-Free Income Fund     1,291,389,629       1,250,000

Franklin Advisors, Inc.             35  172 4172  Franklin Kentucky Tax-Free Income Fund         152,407,371         600,000
                                                  Franklin Federal Intermediate-Term Tax-Free
Franklin Advisors, Inc.             36  174 4174  Income Fund                                    655,428,601         900,000
                                                  Franklin Florida Insured Tax-Free Income
Franklin Advisors, Inc.             37  178 4178  Fund                                           156,707,812         525,000

                                                  FRANKLIN CALIFORNIA TAX-FREE TRUST (4)

Franklin Advisors, Inc.             38  124 4324  Franklin Calif. Insured Tax-Free Income Fund 2,008,721,237       1,700,000

Franklin Advisors, Inc.             39  125 4325  Franklin Calif. Tax-Exempt Money Fund          659,428,227         900,000
                                                  Franklin Calif. Intermediate-Term Tax-Free
Franklin Advisors, Inc.             40  152 4152  Income Fund                                    485,102,133         750,000
                                                  Franklin Calif. Limited Term Tax-Free
Franklin Advisors, Inc.             41  155 4155  Income Fund                                     12,050,417         200,000

                                                  FRANKLIN NEW YORK TAX-FREE TRUST (4)

Franklin Advisors, Inc.             42  131 4331  Franklin New York Tax -Exempt Money Fund        61,789,628         400,000
                                                  Franklin New York Intermediate-Term
Franklin Advisors, Inc.             43  153 4153  Tax-Free Income Fund                           276,058,068         750,000
                                                  Franklin New York Limited Tax-Free Income
Franklin Advisors, Inc.             44  156 4156  Fund                                             6,763,824         150,000
                                                  Franklin New York Insured Tax-Free Income
Franklin Advisors, Inc.             45  181 4181  Fund                                           524,394,301         900,000


                                                  FRANKLIN GLOBAL TRUST (8)

                                                  Fiduciary  Large Capitalization Growth and
Fiduciary International Inc.        46   64 5567  Income Fund                                     93,292,863         450,000

Fiduciary International Inc.        47   66 5566  Fiduciary Small Capitalization Equity Fund      29,735,135         300,000

Fiduciary International Inc.        48   67 4469  Fiduciary High Income Fund                       6,312,627         150,000

Fiduciary International Inc.        49  664 4470  Fiduciary Core Plus Fixed Income Fund          102,447,450         525,000

Fiduciary International Inc.        50  667 4471  Fiduciary Core Fixed Income Fund                28,814,629         300,000

Franklin Advisors, Inc.             51  681 4643  Franklin Intl Smaller Co. Growth Fund           43,381,453         350,000
Franklin Templeton Investment                     Franklin Templeton Emerging Market Debt
Management, Ltd.                    52  699 4493  Opportunities Fund                              55,005,660         400,000
Franklin Templeton Institutional
LLC                                 53  495 4496  Franklin Global Real Estate Fund                81,653,410         450,000

                                                  FRANKLIN INVESTORS SECURITIES TRUST (8)

                                                  Franklin Short-Intermediate U.S. Govt Sec.
Franklin Advisors, Inc.             54  136 4336  Fund                                           203,684,682         600,000

Franklin Advisors, Inc.             55  137 4337  Franklin Convertible Securities Fund         1,131,692,258       1,250,000
                                                  Franklin Adjustable U.S. Government Secs
Franklin Advisors, Inc.             56  138 4338  Fund                                           351,134,972         750,000

Franklin Advisors, Inc.             57  139 4339  Franklin Equity Income Fund                  1,112,311,252       1,250,000

Franklin Advisors, Inc.             58  401 4991  Franklin Low Duration Total Return Fund         13,402,258         200,000

Franklin Advisors, Inc.             59  423 4990  Franklin Real Return Fund                       53,762,380         400,000

Franklin Advisors, Inc.             60  460 4460  Franklin Total Return Fund                     929,381,823       1,000,000

Franklin Advisors, Inc.             61  489 4489  Franklin Floating Rate Daily Access Fund     2,287,824,639       1,700,000

                                                  FRANKLIN TEMPLETON VARIABLE INSURANCE
                                                  PRODUCTS TRUST (22)

Franklin Advisors, Inc.             62  714 4834  Franklin Zero-Coupon Fund - 2010               120,164,078         525,000

Templeton Investment Council, LLC   63  715 155   Templeton Global Asset Allocation Fund         147,819,149         525,000

Templeton Asset Management, Ltd.    64  717 381   Templeton Developing Markets Security Fund   1,785,618,446       1,500,000

Templeton Investment Council, LLC   65  719 523   Templeton Foreign Securities Fund            4,093,958,173       2,500,000

Franklin Advisors, Inc.             66  721 4843  Franklin Large Cap Growth Securities Fund      829,670,917       1,000,000

Franklin Advisors, Inc.             67  723 4842  Franklin Small Cap Fund                      1,411,721,489       1,250,000

Franklin Advisory Services LLC      68  728 4411  Franklin Large Cap Value Securities  Fund       33,302,154         300,000

Franklin Advisors, Inc.             69  729 4410  Franklin Flex Cap Growth Securities  Fund       83,371,646         450,000

Templeton Global Advisors, Ltd.     70  739 4840  Templeton Growth Securities Fund             3,703,878,737       2,100,000
                                                  Franklin Templeton Global Income Securities
Franklin Advisors, Inc.             71  741 4827  Fund                                           452,155,940         750,000

Franklin Mutual Advisers, LLC.      72  743 4846  Mutual Shares Securities Fund                6,581,304,974       2,500,000

Franklin Advisors, Inc.             73  745 4821  Franklin Money Market Fund                      37,221,388         350,000

Franklin Mutual Advisers, LLC.      74  753 4845  Mutual Discovery Securities Fund             1,933,274,941       1,500,000
                                                  Franklin Global Communications Securities
Franklin Advisors, Inc.             75  755 4825  Fund                                           265,956,113         750,000

Franklin Advisors, Inc.             76  767 4822  Franklin Growth & Income Securities Fund       771,506,749       1,000,000

Franklin Advisors, Inc.             77  769 4829  Franklin Income Securities Fund              7,168,743,104       2,500,000

Franklin Advisors, Inc.             78  771 4824  Franklin Real Estate Fund                    1,399,292,229       1,250,000

Franklin Advisory Services LLC      79  773 4836  Franklin Rising Dividends Securities Fund    2,480,243,161       1,700,000

Franklin Advisory Services LLC      80  775 4848  Franklin Small Cap Value Securities Fund     1,467,267,193       1,250,000

Franklin Advisors, Inc.             81  777 4826  Franklin High Income Fund                      252,961,617         750,000

Franklin Advisors, Inc.             82  779 4884  Franklin Strategic Income Securities  Fund   1,035,724,873       1,250,000

Franklin Advisors, Inc.             83  781 4830  Franklin U.S. Gov't Fund                       568,497,408         900,000

                                                  FRANKLIN MUNICIPAL SECURITIES TRUST (2)

Franklin Advisors, Inc.             84  175 4175  Franklin CA High Yield Municipal Fund        1,639,739,400       1,500,000

Franklin Advisors, Inc.             85  420 4220  Franklin TN Municipal Bond Fund                168,146,677         600,000

                                                  FRANKLIN MANAGED TRUST (1)

Franklin Advisory Services LLC      86  158 4358  Franklin Rising Dividends Fund               3,116,510,107       2,100,000

                                                  Franklin Templeton Limited Duration Income
                                                  Trust (1)
                                                  Franklin Templeton Limited Duration Income
Franklin Advisors, Inc.             87  472 4472  Trust                                          374,931,994         750,000

                                                  FRANKLIN TEMPLETON INTERNATIONAL TRUST (2)

Franklin Advisors, Inc.             88  191 4191  Templeton Foreign Smaller Companies Fund       616,376,887         900,000

Franklin Advisors, Inc.             89  467 2800  Templeton Global Long - Short Fund             250,168,432         750,000

                                                  FRANKLIN STRATEGIC SERIES (11)

Franklin Advisors, Inc.             90  180 4180  Franklin Flex Cap Growth Fund                2,879,792,335       1,900,000

Franklin Advisors, Inc.             91  194 4194  Franklin Strategic Income Fund               2,374,554,762       1,700,000

Franklin Advisors, Inc.             92  197 4197  Franklin Global Communications Fund            101,206,753         525,000

Franklin Advisors, Inc.             93  198 4198  Franklin Small-Mid Cap Growth Fund           7,233,247,216       2,500,000

Franklin Advisors, Inc.             94  199 4199  Franklin Global Healthcare Fund                145,134,484         525,000

Franklin Advisors, Inc.             95  402 4402  Franklin Biotechnology Discovery Fund          417,636,539         750,000

Franklin Advisors, Inc.             96  403 4403  Franklin Natural Resources Fund                629,976,964         900,000

Franklin Advisors, Inc.             97  404 4404  Franklin U.S. Long-Short Fund                   28,409,022         300,000

Franklin Advisors, Inc.             98  462 4462  Franklin Aggressive Growth Fund                250,850,458         750,000

Franklin Advisors, Inc.             99  463 4463  Franklin Technology Fund                        52,485,409         400,000

Franklin Advisors, Inc.            100  465 4465  Franklin Small Cap Growth Fund II            1,082,855,169       1,250,000

                                                  FRANKLIN VALUE INVESTORS TRUST (5)

Franklin Advisory Services LLC     101  150 4150  Franklin Balance Sheet Investment Fund       5,605,249,143       2,500,000

Franklin Advisory Services LLC     102  189 4189  Franklin MicroCap Value Fund                   536,471,670         900,000

Franklin Advisory Services LLC     103  422 4297  Franklin MidCapValue Fund                       85,517,883         450,000

Franklin Advisory Services LLC     104  480 4480  Franklin Large Cap Value Fund                  276,411,789         750,000

Franklin Advisory Services LLC     105  482 4282  Franklin Small Cap Value Fund                1,445,016,809       1,250,000


Franklin Advisors, Inc.            106    2 4002  Franklin Universal Trust                       199,225,708         600,000

Franklin Advisors, Inc.            107  111 4311  Franklin Money Fund                          1,958,550,495       1,500,000

Franklin Advisors, Inc.            108  114 4314  Franklin Tax-Exempt Money Fund                 174,296,075         600,000

Franklin Advisors, Inc.            109  157 4157  Franklin Strategic Mortgage Portfolio          256,542,797         750,000

Franklin Advisors, Inc.            110  192 4192  Franklin Real Estate Securities Trust          860,040,987       1,000,000

Franklin Advisors, Inc.            111  193 4193  Franklin Stable Value Fund                     176,709,840         600,000

                                                  FRANKLIN TEMPLETON MONEY FUND TRUST (1)

Franklin Advisors, Inc.            112  311 4511  Franklin Templeton Money Fund                  119,013,232         525,000

                                                  INSTITUTIONAL FIDUCIARY TRUST (2)

Franklin Advisors, Inc.            113  140 4340  Money Market Portfolio                       4,329,154,945       2,500,000

Franklin Advisors, Inc.            114  149 4149  Franklin Cash Reserves Fund                    140,955,332         525,000

                                                  FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
                                                  (6) (FTFAS)

                                                  Franklin Templeton Perspectives Allocation
Franklin Advisors, Inc.            115  185 723   Fund                                           306,510,868         750,000

Franklin Advisors, Inc.            116  470 4467  Franklin Templeton Corefolio Allocation Fund   779,151,219       1,000,000
                                                  Franklin Templeton Founding Funds
Franklin Advisors, Inc.            117  481 4468  Allocation Fund                             15,805,981,539       2,500,000

Franklin Advisors, Inc.            118  484 4484  Franklin Templeton Conservative Target Fund    332,612,860         750,000

Franklin Advisors, Inc.            119  485 4485  Franklin Templeton Moderate Target Fund        646,793,582         900,000

Franklin Advisors, Inc.            120  486 4486  Franklin Templeton Growth Target Fund          550,347,920         900,000

                                                  THE MONEY MARKET PORFOLIOS (1) (TMMP)

Franklin Advisors, Inc.            121  184 4184  Money Market Portfolio                       6,551,025,394       2,500,000

                                                  Franklin Templeton Global Trust (1)

Franklin Advisors, Inc.            122  412 4212  F/T - Hard Currency Fund                       361,011,071         750,000

                                                  TEMPLETON FUNDS, INC. (2)

Templeton Global Advisors, Ltd.    123  102 31    Templeton World Fund                         10,343,909,394      2,500,000

Templeton Global Advisors, Ltd.    124  104 37    Templeton Foreign Fund                       16,619,474,064      2,500,000


Franklin Mutual Advisers, LLC.     125  471 4447  Franklin Mutual Recovery Fund                   564,990,791        900,000

                                                  TEMPLETON FUNDS (5)

Templeton Global Advisors, Ltd.    126  101 105   Templeton Growth Fund, Inc.                  39,995,761,025      2,500,000

Templeton Investment Council, LLC  127  103 30    Templeton Global Smaller Companies Fund       1,783,285,097      1,500,000

Templeton Asset Management, Ltd.   128  188 4473  Templeton China World Fund                    1,024,727,463      1,250,000

Templeton Investment Council, LLC  129  415 201   Templeton Global Opportunities Trust            685,264,159        900,000

Templeton Asset Management, Ltd.   130  711 505   Templeton Developing Markets Trust            6,369,160,607      2,500,000

                                                  TEMPLETON INCOME TRUST (1)

Franklin Advisors, Inc.            131  406 97    Templeton Global Bond Fund                    5,506,303,273      2,500,000

                                                  TEMPLETON GLOBAL INVESTMENT TRUST  (4)

Templeton Global Advisors, Ltd.    132  425 4290  Templeton Income Fund                           715,788,365        900,000

Templeton Asset Management, Ltd.   133  405 4494  Templeton BRIC Fund                             411,532,461        750,000

                                                  TEMPLETON INSTITUTIONAL FUNDS, INC. (3)

Templeton Investment Council, LLC  134  454 243   Foreign Equity Series                         8,427,998,740      2,500,000

Templeton Asset Management, Ltd.   135  456 540   Emerging Markets Series                       3,533,777,956      2,300,000

Templeton Investment Council, LLC  136  458 4562  Foreign Smaller Companies Series                149,236,781        525,000


Templeton Asset Management, Ltd.   137  911 111   Templeton Emerging Markets Fund                 403,433,850        750,000

Franklin Advisors, Inc.            138  946 146   Templeton Global Income Fund                  1,192,547,848      1,500,000
                                                  Templeton Russia & Eastern European Fund,
Templeton Asset Management, Ltd.   139  337 337   Inc.                                            349,504,657        750,000

Franklin Advisors, Inc.            140  555 555   Templeton Emerging Markets Income Fund          719,294,449        900,000

Templeton Asset Management, Ltd.   141  581 581   Templeton Dragon Fund, Inc                    1,174,548,748      1,500,000

                                                  FRANKLIN MUTUAL SERIES FUND (6)

Franklin Mutual Advisers, LLC.     142  474 435   Mutual Shares Fund                           25,992,455,215      2,500,000

Franklin Mutual Advisers, LLC.     143  475 434   Mutual Qualified Fund                         6,550,141,120      2,500,000

Franklin Mutual Advisers, LLC.     144  476 431   Mutual Beacon Fund                            8,269,537,248      2,500,000

Franklin Mutual Advisers, LLC.     145  477 432   Mutual Discovery Fund                        16,311,163,187      2,500,000

Franklin Mutual Advisers, LLC.     146  478 433   Mutual European Fund                          2,948,879,089      1,900,000

Franklin Mutual Advisers, LLC.     147  479 666   Mutual Financial Services Fund                1,129,314,648      1,250,000

                                                  FRANKLIN TEMPLETON FOUNDING FUNDS 529
Franklin Advisors, Inc.            148      4298  PORTFOLIO                                       132,121,264        525,000
                                                  FTFAS-Franklin Templeton 2015 Retirement
Franklin Advisors, Inc.            149      4389  Target Fund                                       3,905,863        125,000
                                                  FTFAS-Franklin Templeton 2025 Retirement
Franklin Advisors, Inc.            150      4390  Target Fund                                       4,471,326        125,000
                                                  FTFAS-Franklin Templeton 2035 Retirement
Franklin Advisors, Inc.            151      4391  Target Fund                                       2,483,371        100,000
                                                  FTFAS-Franklin Templeton 2045 Retirement
Franklin Advisors, Inc.            152      4392  Target Fund                                       1,868,882        125,000

Franklin Advisors, Inc.            153      4586  FIST-Franklin Balanced Fund                      29,918,371        300,000

Franklin Advisors, Inc.            154      4713  Corefolio                                       106,902,453        525,000

Franklin Advisors, Inc.            155      4714  Age Newborn 8 Years                             404,707,003        750,000

Franklin Advisors, Inc.            156      4715  Age 9-12 Years                                  213,800,289        600,000

Franklin Advisors, Inc.            157      4716  Age 13-16 Years                                 184,873,040        600,000

Franklin Advisors, Inc.            158      4717  Age 17+                                          56,747,651        400,000

Franklin Advisors, Inc.            159      4719  Franklin Capital Growth 529 Portfolio            15,235,313        225,000

Franklin Advisors, Inc.            160      4721  Franklin Income 529 Portfolio                    69,694,431        400,000

Franklin Advisors, Inc.            161      4723  Franklin Small Mid Cap Growth 529 Portfolio      14,969,282        200,000

Franklin Advisors, Inc.            162      4725  Growth                                           75,143,510        450,000

Franklin Advisors, Inc.            163      4727  Growth and Income 529 Portfolio                  53,566,207        400,000

Franklin Advisors, Inc.            164      4728  Income 529 Portfolio                             12,955,427        200,000

Franklin Advisors, Inc.            165      4730  Mutual Shares 529 Portfolio                      66,323,033        400,000

Franklin Advisors, Inc.            166      4732  Templeton Growth 529 Portfolio                   76,012,429        450,000

Franklin Advisors, Inc.            167      4735  Franklin Stable Value                            20,442,280        250,000

Franklin Advisory Services LLC     168      11579 Franklin All Cap Value Fund                       3,883,344        125,000
                                                  TGIT-Templeton Emerging Markets Small Cap
Templeton Asset Management, Ltd.   169      4398  Fund                                             69,665,252        400,000

Templeton Global Advisors, Ltd.    170      4419  Templeton Growth Fund II Limited                 41,211,216        350,000

                                                  ---------------------------------------------------------------------------------
                                                  TOTAL:                                    $ 403,064,174,203  $ 183,850,000
                                                  ---------------------------------------------------------------------------------








                                 FRANKLIN TEMPLETON GROUP OF FUNDS IN THE USA
                                        ICI Mutual Premium Allocation
                               Policy Period of June 30, 2007 to June 30, 2008


                                                                                                Total NAV as      Bond
                                                                                                of June 30,      Premium
Advisor                             #   Fund TIS   Name of Insured                              2007            Allocation
-------                             -   ----       ---------------                              ----            ----------


Franklin Advisors, Inc.              1   21 4021  Franklin Floating Rate Master Series       $ 1,096,911,580  $ 2,495

Franklin Advisors, Inc.              2  132 4301  Franklin Gold & Precious Metals Fund       $ 1,348,968,869    3,068

Franklin Advisors, Inc.              3  134 4303  Franklin Capital Growth Fund               $ 1,534,765,821    3,491

                                                  Franklin High Income Trust (1)

Franklin Advisors, Inc.              4  105 4305  AGE High Income Fund                         2,794,843,237    6,357

Franklin Investment Advisory
Services                             5  106 4306  Franklin Growth Fund                         2,943,704,875    6,695

Franklin Advisors, Inc.              6  107 4307  Franklin Utilities Fund                      2,871,956,735    6,532

Franklin Advisors, Inc.              7  108 4308  Franklin DynaTech Fund                         590,117,264    1,342

Franklin Advisors, Inc.              8  109 4309  Franklin Income Fund                        60,939,860,444  138,603

Franklin Advisors, Inc.              9  110 4110  Franklin US Government                       6,250,240,816   14,216

                                                  Franklin California Tax-Free Income Fund,
Franklin Advisors, Inc.             10  112 4312  Inc                                         13,999,207,422   31,840

Franklin Advisors, Inc.             11  115 4315  Franklin New York Tax-Free Income Fund       4,901,122,341   11,147

Franklin Advisors, Inc.             12  116 4316  Franklin Federal Tax-Free Income Fund        7,423,084,249   16,883

                                                  Franklin Tax-Free Trust (25)
                                                  Franklin Massachusetts Insured Tax-Free
Franklin Advisors, Inc.             13  118 4318  Income Fund                                    525,454,244    1,195
                                                  Franklin Michigan Insured Tax-Free Income
Franklin Advisors, Inc.             14  119 4319  Fund                                         1,441,992,633    3,280
                                                  Franklin Minnesota Insured Tax-Free Income
Franklin Advisors, Inc.             15  120 4320  Fund                                           604,394,803    1,375

Franklin Advisors, Inc.             16  121 4321  Franklin Insured Tax-Free Income Fund        2,148,743,568    4,887

Franklin Advisors, Inc.             17  122 4322  Franklin Ohio Insured Tax-Free Income Fund   1,184,606,490    2,694

Franklin Advisors, Inc.             18  123 4323  Franklin Double Tax-Free Income Fund           525,019,951    1,194

Franklin Advisors, Inc.             19  126 4726  Franklin Arizona Tax-Free Income Fund        1,028,506,878    2,339

Franklin Advisors, Inc.             20  127 4327  Franklin Colorado Tax-Free Income Fund         485,612,280    1,104

Franklin Advisors, Inc.             21  128 4328  Franklin Georgia Tax-Free Income Fund          284,917,307      648

Franklin Advisors, Inc.             22  129 4329  Franklin Pennsylvaina Tax-Free Income Fund     893,740,192    2,033

Franklin Advisors, Inc.             23  130 4330  Franklin High Yield Tax-Free Income Fund     6,277,655,254   14,278
                                                  Franklin Federal Limited Term Tax-Free
Franklin Advisors, Inc.             24  154 4354  Income                                          21,962,201       50

Franklin Advisors, Inc.             25  160 4360  Franklin Missouri Tax-Free Income Fund         696,856,161    1,585

Franklin Advisors, Inc.             26  161 4361  Franklin Oregon Tax-Free Income Fund           791,230,145    1,800

Franklin Advisors, Inc.             27  163 4363  Franklin Virginia Tax-Free Income Fund         553,210,954    1,258

Franklin Advisors, Inc.             28  164 4364  Franklin Alabama Tax-Free Income Fund          275,144,342      626

Franklin Advisors, Inc.             29  165 4365  Franklin Florida Tax-Free Income Fund        1,593,647,886    3,625

Franklin Advisors, Inc.             30  166 4366  Franklin Connecticut Tax-Free Income Fund      363,425,181      827

Franklin Advisors, Inc.             31  168 4368  Franklin Louisiana Tax-Free Income Fund        264,267,009      601

Franklin Advisors, Inc.             32  169 4369  Franklin Maryland Tax-Free Income Fund         500,564,824    1,138

Franklin Advisors, Inc.             33  170 4370  Franklin North Carolina Tax-Free Income Fund   779,159,794    1,772

Franklin Advisors, Inc.             34  171 4371  Franklin New Jersey Tax-Free Income Fund     1,291,389,629    2,937

Franklin Advisors, Inc.             35  172 4172  Franklin Kentucky Tax-Free Income Fund         152,407,371      347
                                                  Franklin Federal Intermediate-Term Tax-Free
Franklin Advisors, Inc.             36  174 4174  Income Fund                                    655,428,601    1,491
                                                  Franklin Florida Insured Tax-Free Income
Franklin Advisors, Inc.             37  178 4178  Fund                                           156,707,812      356

                                                  Franklin California Tax-Free Trust (4)

Franklin Advisors, Inc.             38  124 4324  Franklin Calif. Insured Tax-Free Income Fund 2,008,721,237    4,569

Franklin Advisors, Inc.             39  125 4325  Franklin Calif. Tax-Exempt Money Fund          659,428,227    1,500
                                                  Franklin Calif. Intermediate-Term Tax-Free
Franklin Advisors, Inc.             40  152 4152  Income Fund                                    485,102,133    1,103
                                                  Franklin Calif. Limited Term Tax-Free
Franklin Advisors, Inc.             41  155 4155  Income Fund                                     12,050,417       27

                                                  Franklin New York Tax-Free Trust (4)

Franklin Advisors, Inc.             42  131 4331  Franklin New York Tax -Exempt Money Fund        61,789,628      141
                                                  Franklin New York Intermediate-Term
Franklin Advisors, Inc.             43  153 4153  Tax-Free Income Fund                           276,058,068      628
                                                  Franklin New York Limited Tax-Free Income
Franklin Advisors, Inc.             44  156 4156  Fund                                             6,763,824       15
                                                  Franklin New York Insured Tax-Free Income
Franklin Advisors, Inc.             45  181 4181  Fund                                           524,394,301    1,193


                                                  Franklin Global Trust (8)
                                                  Fiduciary  Large Capitalization Growth and
Fiduciary International Inc.        46   64 5567  Income Fund                                     93,292,863      212

Fiduciary International Inc.        47   66 5566  Fiduciary Small Capitalization Equity Fund      29,735,135       68

Fiduciary International Inc.        48   67 4469  Fiduciary High Income Fund                       6,312,627       14

Fiduciary International Inc.        49  664 4470  Fiduciary Core Plus Fixed Income Fund          102,447,450      233

Fiduciary International Inc.        50  667 4471  Fiduciary Core Fixed Income Fund                28,814,629       66

Franklin Advisors, Inc.             51  681 4643  Franklin Intl Smaller Co. Growth Fund           43,381,453       99
Franklin Templeton Investment                     Franklin Templeton Emerging Market Debt
Management, Ltd.                    52  699 4493  Opportunities Fund                              55,005,660      125
Franklin Templeton Institutional
LLC                                 53  495 4496  Franklin Global Real Estate Fund                81,653,410      186

                                                  Franklin Investors Securities Trust (8)
                                                  Franklin Short-Intermediate U.S. Govt Sec.
Franklin Advisors, Inc.             54  136 4336  Fund                                           203,684,682      463

Franklin Advisors, Inc.             55  137 4337  Franklin Convertible Securities Fund         1,131,692,258    2,574
                                                  Franklin Adjustable U.S. Government Secs
Franklin Advisors, Inc.             56  138 4338  Fund                                           351,134,972      799

Franklin Advisors, Inc.             57  139 4339  Franklin Equity Income Fund                  1,112,311,252    2,530

Franklin Advisors, Inc.             58  401 4991  Franklin Low Duration Total Return Fund         13,402,258       30

Franklin Advisors, Inc.             59  423 4990  Franklin Real Return Fund                       53,762,380      122

Franklin Advisors, Inc.             60  460 4460  Franklin Total Return Fund                     929,381,823    2,114

Franklin Advisors, Inc.             61  489 4489  Franklin Floating Rate Daily Access Fund     2,287,824,639    5,203

                                                  Franklin Templeton Variable Insurance
                                                  Products Trust (22)

Franklin Advisors, Inc.             62  714 4834  Franklin Zero-Coupon Fund - 2010               120,164,078      273

Templeton Investment Council, LLC   63  715 155   Templeton Global Asset Allocation Fund         147,819,149      336

Templeton Asset Management, Ltd.    64  717 381   Templeton Developing Markets Security Fund   1,785,618,446    4,061

Templeton Investment Council, LLC   65  719 523   Templeton Foreign Securities Fund            4,093,958,173    9,311

Franklin Advisors, Inc.             66  721 4843  Franklin Large Cap Growth Securities Fund      829,670,917    1,887

Franklin Advisors, Inc.             67  723 4842  Franklin Small Cap Fund                      1,411,721,489    3,211

Franklin Advisory Services LLC      68  728 4411  Franklin Large Cap Value Securities  Fund       33,302,154       76

Franklin Advisors, Inc.             69  729 4410  Franklin Flex Cap Growth Securities  Fund       83,371,646      190

Templeton Global Advisors, Ltd.     70  739 4840  Templeton Growth Securities Fund             3,703,878,737    8,424
                                                  Franklin Templeton Global Income Securities
Franklin Advisors, Inc.             71  741 4827  Fund                                           452,155,940    1,028

Franklin Mutual Advisers, LLC.      72  743 4846  Mutual Shares Securities Fund                6,581,304,974   14,969

Franklin Advisors, Inc.             73  745 4821  Franklin Money Market Fund                      37,221,388       85

Franklin Mutual Advisers, LLC.      74  753 4845  Mutual Discovery Securities Fund             1,933,274,941    4,397
                                                  Franklin Global Communications Securities
Franklin Advisors, Inc.             75  755 4825  Fund                                           265,956,113      605

Franklin Advisors, Inc.             76  767 4822  Franklin Growth & Income Securities Fund       771,506,749    1,755

Franklin Advisors, Inc.             77  769 4829  Franklin Income Securities Fund              7,168,743,104   16,305

Franklin Advisors, Inc.             78  771 4824  Franklin Real Estate Fund                    1,399,292,229    3,183

Franklin Advisory Services LLC      79  773 4836  Franklin Rising Dividends Securities Fund    2,480,243,161    5,641

Franklin Advisory Services LLC      80  775 4848  Franklin Small Cap Value Securities Fund     1,467,267,193    3,337

Franklin Advisors, Inc.             81  777 4826  Franklin High Income Fund                      252,961,617      575

Franklin Advisors, Inc.             82  779 4884  Franklin Strategic Income Securities  Fund   1,035,724,873    2,356

Franklin Advisors, Inc.             83  781 4830  Franklin U.S. Gov't Fund                       568,497,408    1,293

                                                  Franklin Municipal Securities Trust (2)

Franklin Advisors, Inc.             84  175 4175  Franklin CA High Yield Municipal Fund        1,639,739,400    3,729

Franklin Advisors, Inc.             85  420 4220  Franklin TN Municipal Bond Fund                168,146,677      382

                                                  Franklin Managed Trust (1)

Franklin Advisory Services LLC      86  158 4358  Franklin Rising Dividends Fund               3,116,510,107    7,088

                                                  Franklin Templeton Limited Duration Income
                                                  Trust (1)
                                                  Franklin Templeton Limited Duration Income
Franklin Advisors, Inc.             87  472 4472  Trust                                          374,931,994      853

                                                  Franklin Templeton International Trust (2)

Franklin Advisors, Inc.             88  191 4191  Templeton Foreign Smaller Companies Fund       616,376,887    1,402

Franklin Advisors, Inc.             89  467 2800  Templeton Global Long - Short Fund             250,168,432      569

                                                  Franklin Strategic Series (11)

Franklin Advisors, Inc.             90  180 4180  Franklin Flex Cap Growth Fund                2,879,792,335    6,550

Franklin Advisors, Inc.             91  194 4194  Franklin Strategic Income Fund               2,374,554,762    5,401

Franklin Advisors, Inc.             92  197 4197  Franklin Global Communications Fund            101,206,753      230

Franklin Advisors, Inc.             93  198 4198  Franklin Small-Mid Cap Growth Fund           7,233,247,216   16,451

Franklin Advisors, Inc.             94  199 4199  Franklin Global Healthcare Fund                145,134,484      330

Franklin Advisors, Inc.             95  402 4402  Franklin Biotechnology Discovery Fund          417,636,539      950

Franklin Advisors, Inc.             96  403 4403  Franklin Natural Resources Fund                629,976,964    1,433

Franklin Advisors, Inc.             97  404 4404  Franklin U.S. Long-Short Fund                   28,409,022       65

Franklin Advisors, Inc.             98  462 4462  Franklin Aggressive Growth Fund                250,850,458      571

Franklin Advisors, Inc.             99  463 4463  Franklin Technology Fund                        52,485,409      119

Franklin Advisors, Inc.            100  465 4465  Franklin Small Cap Growth Fund II            1,082,855,169    2,463

                                                  Franklin Value Investors Trust (5)

Franklin Advisory Services LLC     101  150 4150  Franklin Balance Sheet Investment Fund       5,605,249,143   12,749

Franklin Advisory Services LLC     102  189 4189  Franklin MicroCap Value Fund                   536,471,670    1,220

Franklin Advisory Services LLC     103  422 4297  Franklin MidCapValue Fund                       85,517,883      195

Franklin Advisory Services LLC     104  480 4480  Franklin Large Cap Value Fund                  276,411,789      629

Franklin Advisory Services LLC     105  482 4282  Franklin Small Cap Value Fund                1,445,016,809    3,287


Franklin Advisors, Inc.            106    2 4002  Franklin Universal Trust                       199,225,708      453

Franklin Advisors, Inc.            107  111 4311  Franklin Money Fund                          1,958,550,495    4,455

Franklin Advisors, Inc.            108  114 4314  Franklin Tax-Exempt Money Fund                 174,296,075      396

Franklin Advisors, Inc.            109  157 4157  Franklin Strategic Mortgage Portfolio          256,542,797      583

Franklin Advisors, Inc.            110  192 4192  Franklin Real Estate Securities Trust          860,040,987    1,956

Franklin Advisors, Inc.            111  193 4193  Franklin Stable Value Fund                     176,709,840      402

                                                  Franklin Templeton Money Fund Trust (1)

Franklin Advisors, Inc.            112  311 4511  Franklin Templeton Money Fund                  119,013,232      271

                                                  Institutional Fiduciary Trust (2)

Franklin Advisors, Inc.            113  140 4340  Money Market Portfolio                       4,329,154,945    9,846

Franklin Advisors, Inc.            114  149 4149  Franklin Cash Reserves Fund                    140,955,332      321

                                                  Franklin Templeton Fund Allocator Series
                                                  (6) (FTFAS)
                                                  Franklin Templeton Perspectives Allocation
Franklin Advisors, Inc.            115  185 723   Fund                                           306,510,868      697

Franklin Advisors, Inc.            116  470 4467  Franklin Templeton Corefolio Allocation Fund   779,151,219    1,772
                                                  Franklin Templeton Founding Funds
Franklin Advisors, Inc.            117  481 4468  Allocation Fund                             15,805,981,539   35,949

Franklin Advisors, Inc.            118  484 4484  Franklin Templeton Conservative Target Fund    332,612,860      757

Franklin Advisors, Inc.            119  485 4485  Franklin Templeton Moderate Target Fund        646,793,582    1,471

Franklin Advisors, Inc.            120  486 4486  Franklin Templeton Growth Target Fund          550,347,920    1,252

                                                  The Money Market Porfolios (1) (TMMP)

Franklin Advisors, Inc.            121  184 4184  Money Market Portfolio                       6,551,025,394   14,900

                                                  Franklin Templeton Global Trust (1)

Franklin Advisors, Inc.            122  412 4212  F/T - Hard Currency Fund                       361,011,071      821

                                                  Templeton Funds, Inc. (2)

Templeton Global Advisors, Ltd.    123  102 31    Templeton World Fund                        10,343,909,394   23,526

Templeton Global Advisors, Ltd.    124  104 37    Templeton Foreign Fund                      16,619,474,064   37,800


Franklin Mutual Advisers, LLC.     125  471 4447  Franklin Mutual Recovery Fund                  564,990,791    1,285

                                                  Templeton Funds (5)

Templeton Global Advisors, Ltd.    126  101 105   Templeton Growth Fund, Inc.                 39,995,761,025   90,967

Templeton Investment Council, LLC  127  103 30    Templeton Global Smaller Companies Fund      1,783,285,097    4,056

Templeton Asset Management, Ltd.   128  188 4473  Templeton China World Fund                   1,024,727,463    2,331

Templeton Investment Council, LLC  129  415 201   Templeton Global Opportunities Trust           685,264,159    1,559

Templeton Asset Management, Ltd.   130  711 505   Templeton Developing Markets Trust           6,369,160,607   14,486

                                                  Templeton Income Trust (1)

Franklin Advisors, Inc.            131  406 97    Templeton Global Bond Fund                   5,506,303,273   12,524

                                                  Templeton Global Investment Trust  (4)

Templeton Global Advisors, Ltd.    132  425 4290  Templeton Income Fund                          715,788,365    1,628

Templeton Asset Management, Ltd.   133  405 4494  Templeton BRIC Fund                            411,532,461      936

                                                  Templeton Institutional Funds, Inc. (3)

Templeton Investment Council, LLC  134  454 243   Foreign Equity Series                        8,427,998,740   19,169

Templeton Asset Management, Ltd.   135  456 540   Emerging Markets Series                      3,533,777,956    8,037

Templeton Investment Council, LLC  136  458 4562  Foreign Smaller Companies Series               149,236,781      339


Templeton Asset Management, Ltd.   137  911 111   Templeton Emerging Markets Fund                403,433,850      918

Franklin Advisors, Inc.            138  946 146   Templeton Global Income Fund                 1,192,547,848    2,712
                                                  Templeton Russia & Eastern European Fund,
Templeton Asset Management, Ltd.   139  337 337   Inc.                                           349,504,657      795

Franklin Advisors, Inc.            140  555 555   Templeton Emerging Markets Income Fund         719,294,449    1,636

Templeton Asset Management, Ltd.   141  581 581   Templeton Dragon Fund, Inc                   1,174,548,748    2,671

                                                  Franklin Mutual Series Fund (6)

Franklin Mutual Advisers, LLC.     142  474 435   Mutual Shares Fund                          25,992,455,215   59,118

Franklin Mutual Advisers, LLC.     143  475 434   Mutual Qualified Fund                        6,550,141,120   14,898

Franklin Mutual Advisers, LLC.     144  476 431   Mutual Beacon Fund                           8,269,537,248   18,808

Franklin Mutual Advisers, LLC.     145  477 432   Mutual Discovery Fund                       16,311,163,187   37,098

Franklin Mutual Advisers, LLC.     146  478 433   Mutual European Fund                         2,948,879,089    6,707

Franklin Mutual Advisers, LLC.     147  479 666   Mutual Financial Services Fund               1,129,314,648    2,569

                                                  FRANKLIN TEMPLETON FOUNDING FUNDS 529
Franklin Advisors, Inc.            148      4298  PORTFOLIO                                      132,121,264      300
                                                  FTFAS-Franklin Templeton 2015 Retirement
Franklin Advisors, Inc.            149      4389  Target Fund                                      3,905,863        9
                                                  FTFAS-Franklin Templeton 2025 Retirement
Franklin Advisors, Inc.            150      4390  Target Fund                                      4,471,326       10
                                                  FTFAS-Franklin Templeton 2035 Retirement
Franklin Advisors, Inc.            151      4391  Target Fund                                      2,483,371        6
                                                  FTFAS-Franklin Templeton 2045 Retirement
Franklin Advisors, Inc.            152      4392  Target Fund                                      1,868,882        4

Franklin Advisors, Inc.            153      4586  FIST-Franklin Balanced Fund                     29,918,371       68

Franklin Advisors, Inc.            154      4713  Corefolio                                      106,902,453      243

Franklin Advisors, Inc.            155      4714  Age Newborn 8 Years                            404,707,003      920

Franklin Advisors, Inc.            156      4715  Age 9-12 Years                                 213,800,289      486

Franklin Advisors, Inc.            157      4716  Age 13-16 Years                                184,873,040      420

Franklin Advisors, Inc.            158      4717  Age 17+                                         56,747,651      129

Franklin Advisors, Inc.            159      4719  Franklin Capital Growth 529 Portfolio           15,235,313       35

Franklin Advisors, Inc.            160      4721  Franklin Income 529 Portfolio                   69,694,431      159

Franklin Advisors, Inc.            161      4723  Franklin Small Mid Cap Growth 529 Portfolio     14,969,282       34

Franklin Advisors, Inc.            162      4725  Growth                                          75,143,510      171

Franklin Advisors, Inc.            163      4727  Growth and Income 529 Portfolio                 53,566,207      122

Franklin Advisors, Inc.            164      4728  Income 529 Portfolio                            12,955,427       29

Franklin Advisors, Inc.            165      4730  Mutual Shares 529 Portfolio                     66,323,033      151

Franklin Advisors, Inc.            166      4732  Templeton Growth 529 Portfolio                  76,012,429      173

Franklin Advisors, Inc.            167      4735  Franklin Stable Value                           20,442,280       46

Franklin Advisory Services LLC     168      11579 Franklin All Cap Value Fund                      3,883,344        9
                                                  TGIT-Templeton Emerging Markets Small Cap
Templeton Asset Management, Ltd.   169      4398  Fund                                            69,665,252      158

Templeton Global Advisors, Ltd.    170      4419  Templeton Growth Fund II Limited                41,211,216       94

                                                  -------------------------------------------------------------------------
                                                  TOTAL:                                   $ 403,064,174,203 $ 916,737
                                                  -------------------------------------------------------------------------












                      CERTIFICATE OF SECRETARY

           Franklin California Tax-Free Income Fund, Inc.
                 Franklin California Tax-Free Trust
                    Franklin Capital Growth Fund
                   Franklin Custodian Funds, Inc.
                    Franklin Federal Money Fund
               Franklin Federal Tax-Free Income Fund
                Franklin Floating Rate Master Trust
                       Franklin Global Trust
               Franklin Gold and Precious Metals Fund
                     Franklin High Income Trust
                Franklin Investors Securities Trust
                       Franklin Managed Trust
                        Franklin Money Fund
                Franklin Municipal Securities Trust
                   Franklin Mutual Recovery Fund
                 Franklin Mutual Series Fund, Inc.
               Franklin New York Tax-Free Income Fund
                  Franklin New York Tax-Free Trust
               Franklin Real Estate Securities Trust
               Franklin Strategic Mortgage Portfolio
                     Franklin Strategic Series
                      Franklin Tax-Free Trust
                   Franklin Tax-Exempt Money Fund
              Franklin Templeton Fund Allocator Series
                  Franklin Templeton Global Trust
               Franklin Templeton International Trust
          Franklin Templeton Limited Duration Income Trust
                Franklin Templeton Money Fund Trust
        Franklin Templeton Variable Insurance Products Trust
                      Franklin Universal Trust
                   Franklin Value Investors Trust
                   Institutional Fiduciary Trust
                    The Money Market Portfolios

I, Karen S. Skidmore, Vice President and Secretary or Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund" or "Funds") hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not "interested persons" of the Funds, as such term is defined in the Investment Company Act of 1940, at a Joint Meeting of Directors/Trustees of the Funds held on May 22, 2007, and further certify that said resolutions are in full force and effect in all respects, subject in some cases to final approval by the Board of Directors/Trustees of the minutes of such meetings:

      RESOLVED, that after consideration of the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-SEC registered funds in the amount of $220,000,000 obtained with the ICI Mutual Insurance Company under arrangements providing for a specifically allocated priority layer of $185,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds be continued, subject to ongoing review; and

      FURTHER RESOLVED, in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the Investment Company Act of 1940, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Fund, be and it hereby is approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund's assets represent in respect to assets of all of such covered investment companies in the aggregate; and

      FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the
      provisions  of  said  Bond,   is  hereby   approved  and
      continued; and

      FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the U.S. Securities and Exchange Commission as may be required from time to time pursuant to Rules under the Investment Company Act of 1940.




                                    /s/ KAREN L. SKIDMORE
                                    Vice President and
                                    Secretary or
                                    Assistant Secretary

Dated:  December 17, 2007







                              3
                     CERTIFICATE OF SECRETARY OF

             TEMPLETON GROWTH FUND, INC. ("TGF")
                TEMPLETON FUNDS, INC. ("TFI")
                 Templeton World Fund ("TWF")
                Templeton Foreign Fund ("TFF")
                  TEMPLETON FUNDS ("TF-DST")
      TEMPLETON GLOBAL SMALLER COMPANIES FUND ("TGSCF")
                TEMPLETON INCOME TRUST ("TIT")
             Templeton Global Bond Fund ("TGBF")
              TEMPLETON INCOME TRUST ("TIT-DST")
         TEMPLETON DEVELOPING MARKETS TRUST ("TDMT")
        TEMPLETON GLOBAL OPPORTUNITIES TRUST ("TGOT")
         TEMPLETON INSTITUTIONAL FUNDS, INC. ("TIFI")
                Foreign Equity Series ("FES")
               Emerging Markets Series ("EMS")
          Foreign Smaller Companies Series ("FSCS")
         TEMPLETON INSTITUTIONAL TRUST ("TINST-DST")
          TEMPLETON GLOBAL INVESTMENT TRUST ("TGIT")
                Templeton BRIC Fund ("TBRICF")
               Templeton Income Fund ("TINCF")
     Templeton Emerging Markets Small Cap Fund ("TEMSCF")
             TEMPLETON CHINA WORLD FUND ("TCWF")
           TEMPLETON EMERGING MARKETS FUND ("TEMF")
            TEMPLETON GLOBAL INCOME FUND ("TGIF")
       TEMPLETON EMERGING MARKETS INCOME FUND ("TEMIF")
             TEMPLETON DRAGON FUND, INC. ("TDF")
    TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC. ("TRF")


      I, Robert C. Rosselot, Secretary of the above referenced investment companies (each, together with its respective series, a "Fund"), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not "interested persons" of the Fund, as such term is defined in the Investment Company Act of 1940 (the "1940 Act"), at the regular meetings of Directors/Trustees of each Fund held on May 22, 2007, and further certify that said resolutions are in full force and effect in all respects, subject to final approval by the Board of Directors/Trustees of the minutes of such meetings:

           RESOLVED, that after consideration of
           the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios, among other factors, the existing fidelity bond joint coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-U.S.
           Securities and Exchange Commission
           ("SEC") registered funds in the amount
           of $220,000,000 obtained with the ICI
           Mutual Insurance Company under
           arrangements providing for a
           specifically allocated priority layer of
           $185,000,000 coverage for the Funds and
           other members of the SEC registered
           Franklin Templeton Group of Funds be
           continued, subject to ongoing review;
           and it was further

           RESOLVED, in accordance with the
           provisions of subparagraph (e) of Rule
           17g-1 under the 1940 Act, and after
           consideration of the number of other
           parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton
           Group of Funds equal to the percentage
           that the Fund's assets represent in
           respect to the assets of all of such
           covered investment companies in the
           aggregate; and it was further

           RESOLVED, that the existing Amended and
           Restated Allocation Agreement between
           the Funds and the other covered persons
           under the bond relating to the sharing
           of premiums and division of insurance
           proceeds in the event of a joint
           fidelity loss, as required by
           subparagraph (f) of Rule 17g-1, and
           reflecting the provisions of said Bond,
           is hereby approved and continued; and it was further

           RESOLVED, that the Secretary or any
           Assistant Secretary of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

           And it was further

           RESOLVED, that the participation by the
           Funds in the combined ICI Mutual
           Directors and Officers/Errors and
           Omissions Liability Insurance Policy in
           conjunction with other members of the
           Franklin Templeton Group of Funds,
           Franklin Resources and affiliates and
           specified Franklin Templeton non-SEC
           registered funds, is in the best
           interests of the Funds; and it was
           further

           RESOLVED, that existing combined ICI
           Mutual Directors and Officers/Errors and
           Omissions Liability Insurance coverage
           for the Funds and other members of the
           Franklin Templeton Group of Funds,
           Franklin Resources and affiliates and
           Franklin Templeton non-SEC funds be
           maintained at the current level of
           $100,000,000; and it was further

           RESOLVED, that the current layer of
           $50,000,000 coverage available solely
           for the benefit of the Independent
           Directors/Trustees of the funds within
           the Franklin Templeton Group of Funds as well as the current additional
           $10,000,000 layer for the benefit of
           Independent Directors/Trustees of both
           SEC registered funds and Franklin
           Templeton non-SEC funds under the
           Independent Directors Safety Net
           Insurance Program provided under the
           combined ICI Mutual Directors and
           Officers/Errors and Omissions Liability
           Insurance, in addition to the current
           $100,000,000 aggregate coverage to be
           continued; and it was further

           RESOLVED, that the proposed allocation
           to the Funds of the premium for such
           policy as presented to the meetings be,
           and it hereby is, approved as being fair and reasonable, based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, and in compliance with the provisions of Rule 17d-1(d)(7) under the 1940 Act.



                               /s/ ROBERT C. ROSSELOT
                               Robert C. Rosselot
                               Secretary

DATED:  September 28, 2007